Exhibit 21.1 List of Subsidiaries of the company

	Date of incorporation	Interest %	Place of incorporation
Subsidiaries:
Living Cycle Holding Ltd (BVI)	Jun 28, 2018	100%	BVI
Fifty-Eight Superior Products (HK) Technology Ltd	Sep 7, 2017	100%	HongKong
Shenchuang Dachen (Shenzhen)Technology Co.,Ltd (WOFE)	Dec 7, 2018	100%	PRC
VIE:
Wuba Life Circle (Shenzhen) Technology Co., Ltd. ("Wuba Life Circle" or the "VIE")	Mar 20, 2017	100%	PRC